Exhibit 99.6

Summary of Loan Agreement Entered into by and between BAK International (Tianjin) Limited (“the Company”) and Tianjin Branch, China Construction Bank (the “Creditor”) Dated January 16, 2012

Main articles:

•	Contract number: 12302012001;
•	Loan principal: RMB 47 million;
•	Loan Term: January 16, 2012 to January 15, 2013;
•	Fixed interest rate: Interest rate of loan shall be 105% of the benchmark rate announced by the People’s Bank of China;
• Interest accrued and settled per month, interest settlement day is the 20th day of each month;
• Penalty interest rate for delayed repayment: current interest rate plus 50% * current interest rate;
• Penalty interest rate for embezzlement of loan proceeds: current interest rate *1;
•	If any of the following occurs, the Creditor is entitled to demand prepayment of loan principal and interest before maturity and cancel all loans provided:
• The financial condition of the Company is in serious difficulty;
• The Company uses loan proceeds for purposes other than what is agreed without the consent of the Creditor;
• Violation of other requirements ruled by the Creditor;
•	Purpose of the loan is to provide working capital to the Company;
•	Breach of contract penalties: suspension of availability of credit facility for borrowing; release loan agreement, demand prepayment of loan principal and interest before maturity; imposition of punitive interest incurred due to delayed loan; imposition of punitive interest for embezzlement of loan; imposition of plural interest for unpaid interest; withdraw from any accounts of the Company the loan principal, interest and other fees; compensation for the Creditor’s expenses incurred due to demanding the loan principal and interest in case of litigation, etc.

Headlines of the articles omitted

•	Loan arrangement
•	Interest clearing of the loan
•	Payment of the loan
•	Right and Obligation of the Company
•	Right and Obligation of the Creditor
•	Disputation settlement
•	Attachment
•	Other agreements
•	Validity